CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$85,625,000	$3,365.06

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)
Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $374,525.04 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $3,365.06 offset against the registration fee due for this offering and of which $371,159.98 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1082 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 123-II dated March 11, 2008	Registration Statement No. 333-130051 Dated March 12, 2008 Rule 424(b)(2)
Structured Investments	JPMorgan Chase & Co. $85,625,000 Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index due March 18, 2010

General
•
The notes are designed for investors who seek to participate in the appreciation of the JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index as described below. Investors should be willing to forgo interest payments and, if the Ending Underlying Value declines from the Initial Underlying Value by more than 4.5%, be willing to lose up to 95.5% of their principal.

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing March 18, 2010†.
•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
•	The notes priced on March 12, 2008 and are expected to settle on or about March 18, 2008.

Key Terms
Underlying:	JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index (the “Commodity-IGAR Conditional Long-Short II” or the “Underlying”).
Payment at Maturity:
Payment at maturity will reflect the performance of the Underlying plus the Additional Amount. The principal amount of your notes will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, provided that your final payment at maturity will not be less than zero and except that in all cases you will receive the Additional Amount at maturity. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 x (1 + Underlying Return) + Additional Amount provided that your final payment at maturity will not be less than zero.
You may lose some or all of your investment (other than the Additional Amount) if the Ending Underlying Value declines from the Initial Underlying Value.
Additional Amount	$45
Underlying Return:	Ending Underlying Value - Initial Underlying Value Initial Underlying Value
Initial Underlying Value:
The arithmetic average of the Underlying closing values on each of the five Initial Averaging Dates. All of the five Initial Averaging Dates will occur after the pricing date; as a result, the Initial Underlying Value will not be determined until after the pricing date.

Ending Underlying Value:	The arithmetic average of the Underlying closing value on each of the five Ending Averaging Dates.
Initial Averaging Dates†:	March 20, 2008, March 27, 2008, April 3, 2008, April 10, 2008 and April 17, 2008
Ending Averaging Dates†:	March 1, 2010, March 2, 2010, March 3, 2010, March 4, 2010 and March 5, 2010
Maturity Date:	March 18, 2010†
CUSIP:	48123MZW5
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 123-II.

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 123-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$27.60	$972.40
Total	$85,625,000	$2,363,250	$83,261,750
(1)
J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $27.60 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $13.80 per $1,000 principal amount note. See “Underwriting” beginning on page PS-37 of the accompanying product supplement no. 123-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 12, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 123-II dated March 11, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 11, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 123-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 123-II dated March 11, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208001474/e30702_424b2.pdf
•	Prospectus supplement dated October 12, 2006: http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
•	Prospectus dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Commodity-IGAR Conditional Long-Short II?

The following table illustrates the hypothetical payment at maturity on the notes. The hypothetical payment at maturity set forth below assumes an Initial Underlying Value of 150 and reflects the Additional Amount of $45. The hypothetical payment at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value	Underlying Return	$1,000 x (1 + Underlying Return)		Additional Amount		Payment at Maturity
270.00	80.00%	$1,800	+	$45	=	$1,845
255.00	70.00%	$1,700	+	$45	=	$1,745
240.00	60.00%	$1,600	+	$45	=	$1,645
225.00	50.00%	$1,500	+	$45	=	$1,545
210.00	40.00%	$1,400	+	$45	=	$1,445
195.00	30.00%	$1,300	+	$45	=	$1,345
180.00	20.00%	$1,200	+	$45	=	$1,245
165.00	10.00%	$1,100	+	$45	=	$1,145
157.50	5.00%	$1,050	+	$45	=	$1,095
150.00	0.00%	$1,000	+	$45	=	$1,045
135.00	-10.00%	$900	+	$45	=	$945
120.00	-20.00%	$800	+	$45	=	$845
105.00	-30.00%	$700	+	$45	=	$745
90.00	-40.00%	$600	+	$45	=	$645
75.00	-50.00%	$500	+	$45	=	$545
60.00	-60.00%	$400	+	$45	=	$445
45.00	-70.00%	$300	+	$45	=	$345
30.00	-80.00%	$200	+	$45	=	$245
15.00	-90.00%	$100	+	$45	=	$145
0.00	-100.00%	$0	+	$45	=	$45

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Ending Underlying Value increases from the Initial Underlying Value of 150 to an Ending Underlying Value of 157.50. Because the Ending Underlying Value of 157.50 is greater than the Initial Underlying Value of 150, the investor receives a payment at maturity of $1,095 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 5%) + $45 = $1,095

Example 2: The Ending Underlying Value decreases from the Initial Underlying Value of 150 to an Ending Underlying Value of 120. Because the Ending Underlying Value of 120 is less than the Initial Underlying Value of 150, the investor receives a payment at maturity of $845 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + -20%) + $45 = $845

Example 3: The Ending Underlying Value decreases from the Initial Underlying Value of 150 to an Ending Underlying Value of 0. Because the Ending Underlying Value of 0 is less than the Initial Underlying Value of 150, the investor receives a payment at maturity of $45 per $1,000 principal amount note, which reflects the Additional Amount, calculated as follows:

$1,000 x (1 + -100%) + $45 = $45

JPMorgan Structured Investments —
Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index

JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index

The JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index (the “Commodity-IGAR Conditional Long-Short II” or the “Underlying”).

The Commodity-IGAR Conditional Long-Short II was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. The Commodity-IGAR Conditional Long-Short II references the value of a synthetic portfolio selected from a limited universe of commodity sub-indices, each of which is a component of the S&P GSCITM Index (“S&P GSCITM”) and is intended to serve as a benchmark value for a particular commodity.

Historical performance data for each sub-index is run through the Commodity-IGAR Conditional Long-Short II algorithms on a monthly basis. The algorithms test each sub-index’s performance and consistency. The performance algorithm tests the year-over-year performance for each sub-index, and the consistency tests filter out sub-indices that have not demonstrated consistent positive monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

If on any monthly rebalancing date, the year-over-year performance of an equally weighted basket of the referenced universe of GSCI sub-indices is a) positive and b) consistently positive, the short leg of the Commodity-IGAR Conditional Long-Short II will be de-activated.

Up to twelve sub-indices that are ranked with the strongest positive performance and successfully pass the consistency test are assigned a conditional long-short target weight of one-twelfth (1/12) in the synthetic portfolio until the next monthly rebalancing. The weighting of one-twelfth will apply to each of the strongest sub-indices even if their number is less than twelve. If the short leg of the Commodity-IGAR Conditional Long-Short II is not de-activated, up to twelve sub-indices that are ranked with the weakest negative performance and successfully pass the conditional short consistency test are assigned a conditional long-short target weight of minus one-twelfth (1/12) in the synthetic portfolio until the next monthly rebalancing. The remaining constituents are assigned a weight of zero percent (0%).

The value of the Commodity-IGAR Conditional Long-Short II is the value of the synthetic portfolio, less a deemed calculation agency fee deducted daily at an annual rate of 0.96%.

The value of the Commodity-IGAR Conditional Long-Short II is published each trading day under the Bloomberg ticker symbol “CMDT2CER”.

Selected Purchase Considerations

•
INVESTMENT EXPOSURE TO THE COMMODITY-IGAR CONDITIONAL LONG-SHORT II — The notes provide the opportunity to participate in the appreciation of the Commodity-IGAR Long-Short II and enhance returns by providing an additional payment of at least $45 at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index. The Commodity-IGAR Conditional Long-Short II references the value of a synthetic portfolio drawn from the constituent sub-indices of the S&P GSCITM using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive or negative trends in the U.S. dollar level of the constituents on the assumption that if certain constituents performed well in the past, they will continue to perform well in the future. See “The JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index” in the accompanying product supplement no. 123-II.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 123-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of“prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the S&P GSCITM constituent sub-indices, in any of the commodities whose futures contracts determine the levels of the S&P GSCITM constituent sub-indices or the constituent sub-indices of the Commodity-IGAR Conditional Long-Short II, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 123-II dated March 11, 2008.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal (other than the Additional Amount). The return on the notes is linked to the performance of the Underlying, and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, provided that the final payment at maturity will not be less than zero, although in all cases you will receive the Additional Amount at maturity.

•
NO PROTECTION AGAINST LOSS — If the Underlying Return is negative, at maturity, you will receive less than the principal amount of your investment. For each 1% that the Ending Underlying Value declines relative to the Initial Underlying Value, you will lose 1% of your investment in the notes, although in all cases you will receive the Additional Amount at maturity.

•
THE INITIAL UNDERLYING VALUE WILL BE DETERMINED AFTER THE PRICING DATE OF THE NOTES — The Initial Underlying Value will be determined based on the arithmetic average of the Underlying closing values on the five Initial Averaging Dates. However, all of the five Initial Averaging Dates will occur following the pricing date of the notes; as a result, the Initial Underlying Value will not be determined, and you will therefore not know the Initial Underlying Value, until after the pricing date. Any increase in the Underlying closing values on the Initial Averaging Dates (relative to the Underlying closing values before the pricing date) may establish a higher level that the Commodity-IGAR Conditional Long-Short II must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity.

•
INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but

JPMorgan Structured Investments —
Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index

are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the sub-indices included from time to time in Commodity-IGAR Conditional Long-Short II, and thus the value of your notes, in unpredictable or unanticipated ways. The Commodity-IGAR Conditional Long-Short II provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.
•
OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH COMMODITY-IGAR CONDITIONAL LONG-SHORT II’S MOMENTUM INVESTMENT STRATEGY — The Commodity-IGAR Conditional Long-Short II employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive and negative market price trends based on the supposition that consistent positive and negative market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Commodity-IGAR Conditional Long-Short II strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike, or has experienced price increases, but after which experiences a sudden price decline. Further, the rules of the Commodity-IGAR Conditional Long-Short II limit exposure to rapidly appreciating or depreciating sub-indices. This is because the Commodity-IGAR Conditional Long-Short II rebalances its exposure to sub-indices each month so that the exposure to any one sub-index does not exceed one-twelfth of the total long or short synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating or depreciating sub-index. Because the rules of the Commodity-IGAR Conditional Long-Short II limit the synthetic portfolio to holding only to sub-indices that have shown consistent positive or negative price appreciation, the synthetic portfolio may experience periods where it holds few or no sub-indices, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or be able to capture gains from other appreciating or depreciating assets in the market that are not included in the universe of constituent sub-indices.

•
OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT SUB-INDICES OR COMMODITIES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held or sold short the commodity contracts replicating the constituent sub-indices of the Commodity-IGAR Conditional Long-Short II. The Commodity-IGAR Long-Short II synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituent sub-indices. Furthermore, the Commodity-IGAR Conditional Long-Short II synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituent sub-indices.

•
THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE — The Commodity-IGAR Conditional Long-Short II employs a technique generally known as “long-short” strategy. As part of this strategy, if the short leg of the Commodity-IGAR Conditional Long-Short II is not de-activated, the sum of the absolute values of the conditional long-short target weights may be greater than 1 and, consequently, the Commodity-IGAR Conditional Long-Short II may include leverage. Where the synthetic portfolio is leveraged, any price movements in the commodity contracts replicating the constituent sub-indices may result in greater changes in the value of the Commodity-IGAR Conditional Long-Short II than if leverage was not used, which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.

•
BECAUSE THE COMMODITY-IGAR CONDITIONAL LONG-SHORT II INDEX MAY INCLUDE NOTIONAL SHORT POSITIONS, THE COMMODITY-IGAR CONDITIONAL LONG-SHORT II INDEX MAY BE SUBJECT TO ADDITIONAL RISKS — The Commodity-IGAR Conditional Long-Short II Index employs a technique generally known as “long-short” strategy. This means the Commodity-IGAR Conditional Long-Short II Index could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. Although the minimum payment at maturity is $0, it is possible that any notional short position included in the Commodity-IGAR Conditional Long-Short II may appreciate substantially with an adverse impact on the Commodity-IGAR Conditional Long-Short II value and your notes.

•
COMMODITY-IGAR CONDITIONAL LONG-SHORT II INDEX LACKS AN OPERATING HISTORY — The Commodity-IGAR Conditional Long-Short II was established on March 7, 2008, and therefore lacks historical performance. The Commodity-IGAR Conditional Long-Short II was created to make certain adjustments to the original Commodity-IGAR Conditional Long-Short Index (which was established on September 15, 2006), including but not limited to amending the date on which rebalancing occurs. Back-testing or similar analysis in respect of the Commodity-IGAR Conditional Long-Short II must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining the Commodity-IGAR Conditional Long-Short II values.

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as COMIGAR Calculation Agent - the entity that calculates Commodity-IGAR Conditional Long-Short II values, and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the COMIGAR Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

JPMorgan Structured Investments —
Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Underlying closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the volatility in the Underlying and the constituent sub-indices;
•	the time to maturity of such notes;
•	the market price of the physical commodities upon which the futures contracts that compose the constituent sub-indices are based;
•	interest and yield rates in the market generally;
•
economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituent sub-indices or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituent sub-indices; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested daily Underlying closing values from January 1, 1991 through March 6, 2008, and the historical performance of the Underlying based on the daily Underlying closing values from March 7, 2008 through March 11, 2008. The Underlying was established on March 7, 2008. The Underlying closing value on March 11, 2008 was 152.4426. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values and historical of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on any of the Initial Averaging Dates or the Ending Averaging Dates. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment in excess of the Additional Amount of $45 per $1,000 principal amount note. The data for the hypothetical back-tested performance of Commodity-IGAR Conditional Long-Short II set forth in the following graph was calculated on materially the same basis on which the performance of Commodity-IGAR Conditional Long-Short II is now calculated, but the number of S&P GSCITM sub-indices, and thus the universe of potential constituent sub-indices, has changed over time. For example, in January 1991, there were only 17 S&P GSCITM sub-indices. There are currently 24 sub-indices. Hypothetical daily performance data for Commodity-IGAR Conditional Long-Short II is net of index calculation costs of 0.96% per annum.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the Pricing Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments —
Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index